ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 9, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:                             Cyclerion Therapeutics, Inc.
Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Cyclerion Therapeutics, Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form 10 to the staff of the Securities and Exchange Commission for confidential nonpublic review.  The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 3(a)(80) of the Securities Exchange Act of 1934, as amended, and a “smaller reporting company,” as defined in Item 10(f)(1) of Regulation S-K.  In addition, the Company confirms that it will publicly file its Registration Statement on Form 10 and all nonpublic draft submissions at least 15 days prior to the anticipated effective date of such registration statement.

If you have any questions regarding this filing, please call me at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella